Atmus Filtration Technologies Inc. (formerly known as FILT Red, Inc.)

26 Century Boulevard

Nashville, Tennessee 37214

February 21, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Gordon, Erin Donahue

Re:	Atmus Filtration Technologies Inc. (formerly known as FILT Red, Inc.)
Registration Statement on Form S-1
Originally Confidentially Submitted July 26, 2022
CIK No. 0001921963
FILT Red, Inc.

Ladies and Gentlemen:

This letter sets forth responses of Atmus Filtration Technologies Inc. (formerly known as FILT Red, Inc.) (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 10, 2022, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 26, 2022 (the “Draft Registration Statement”) as subsequently discussed with the Staff via teleconference on August 22, 2022.

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Draft Registration Statement in response to the Staff's comments, which is filed on Form S-1 with the Commission today (the "Registration Statement"). Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to the Draft Registration Statement on Form S-1 submitted July 26, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 52

1.

Staff’s comment: We have reviewed your responses to prior comments one and two and have the following additional comments:

•       You disclose on page 53 that the autonomous entity adjustments include estimated costs you are expected to incur to operate as an autonomous entity. We further note your disclosure on page 54 that you are in the process of establishing various functions on a standalone basis. Please enhance your disclosure to clarify if you have entered into transactions to establish such functions and if so, describe the material terms of the transactions, including how you quantified the related autonomous entity adjustments. To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these adjustments as management’s adjustments instead of autonomous entity adjustments;

•       Please enhance your disclosure on page 54 to distinguish which of the recurring costs in the bulleted list are covered by the transition services agreement and which are not. In addition, please revise Note 1(a) on page 59 to describe the transition services agreement and include the calculation of the adjustment necessary to reflect the transition services agreement. The calculation should identify and quantify any material assumptions. If there are other transactions or agreements for which pro forma effect is being given, please present a separate pro forma adjustment with a pro forma footnote in a similar manner; and

•       Regarding the bulleted list of one-time expenses associated with becoming a standalone public company on page 54, please revise your disclosure to clarify if these costs relate to actual transactions that have occurred or for which agreements have been executed. To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these adjustments as management’s adjustments instead of autonomous entity adjustments. In addition, please revise Note 2(b) on page 59 to describe the related probable or executed transaction and include the calculation of the adjustment necessary to reflect the related transaction. The calculation should identify and quantify any material assumptions.

Response:

The Company acknowledges the Staff’s comment and we have reviewed our disclosures on pages 52-54 and 58 of the Registration Statement. We have revised our disclosure to indicate that Autonomous Entity adjustments include the estimated difference between the Corporate Allocation included in the historical financial statements and the expected costs of the transition services agreement, for the same activities, as well as the costs that have been formally agreed to, as of the date of this letter. This includes costs for internal and external audit, the board of directors, and executive leadership compensation adjustments.

Additionally, included within the notes to the Pro Forma statements we have added a Management Adjustment footnote. This footnote represents the recurring, and non-recurring (as described below), costs we anticipate, that are not yet formally agreed to, and dis-synergies we anticipate incurring as a standalone public company. An example of these costs are information technology system application licensing fees. To estimate the costs associated with these activities, we have obtained quotes for the work to be performed, and if quotes were not available, we have used estimated costs based upon the best information available. See Note 3: Management Adjustments on pages 58 and 59.

We have revised our disclosure on pages 52 and 53 to clarify which services are covered by the transition services agreement and which are not. We have also revised Notes 1(a) and 1(b) on page 57, which address adjustments related to the transition services agreement, and adjustments for costs formally agreed to, respectively. There are no other transactions or agreements for which pro forma effect is being given.

As disclosed on page 58 one-time costs relate to separating information technology systems, facility separation and relocation costs, professional service costs pertaining to the separation and our establishment as a standalone public company, fees associated with transitioning contracts to the new company, and costs to recruit and hire new employees. The work on the most significant one-time costs (separation of information technology systems and facilities) is just beginning. Where one-time costs have been formally agreed to, we have included these items as a Transaction Accounting Adjustment, otherwise estimated costs for these items are included in the Management Adjustment footnote. To estimate the cost associated with the one-time costs, we have obtained quotes for the work to be performed, and if quotes were not available, management used estimated costs based on the best information they had available to them (e.g., industry benchmarks, prior similar work, and discussions through trade organizations). We have also revised Note 2(c) (formerly Note 2(b)) on page 57 to describe certain additional one-time costs that have been formally agreed to as of the date of this letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527.

Sincerely,

/s/ Toni Y. Hickey
Toni Y. Hickey
Chief Legal Officer and Corporate Secretary

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP Anthony Fuerst PricewaterhouseCoopers LLP

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